UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*+

Shake Shack Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

819047 101

(CUSIP Number)

Randall J. Garutti

c/o Shake Shack Inc.

225 Varick Street

Suite 301

New York, NY 10014

(646) 747-7200

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 9, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

+ Represents (i) Amendment No. 5 to the Schedule 13D filed by Randall J. Garutti and (ii) Amendment No. 4 to the Schedule 13D filed by Randall J. Garutti 2014 GST Trust dated 12/30/14

CUSIP No. 819047 101	Schedule 13D/A

1	Names of Reporting Persons
Randall J. Garutti
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds
PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
759,569
	8	Shared Voting Power
55,972
	9	Sole Dispositive Power
759,569
	10	Shared Dispositive Power
55,972

11	Aggregate Amount Beneficially Owned by Each Reporting Person
815,541
12	Check if the Aggregate Amount in Row (11) Excludes Certain Securities
☐
13	Percent of Class Represented by Amount in Row (11)
2.4%
14	Type of Reporting Person
IN

CUSIP No. 819047 101	Schedule 13D/A

1	Names of Reporting Persons
Randall J. Garutti 2014 GST Trust dated 12/30/14(1)
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds
OO (Cash from Trust)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
—
	8	Shared Voting Power
55,972
	9	Sole Dispositive Power
—
	10	Shared Dispositive Power
55,972

11	Aggregate Amount Beneficially Owned by Each Reporting Person
55,972
12	Check if the Aggregate Amount in Row (11) Excludes Certain Securities
☐
13	Percent of Class Represented by Amount in Row (11)
0.2%
14	Type of Reporting Person
OO

(1)	Ronald Garutti, Jr., the brother of Randall J. Garutti, and Maria Garutti, the wife of Randall J. Garutti, are trustees of the Randall J. Garutti GST Trust dated 12/30/14.

CUSIP No. 819047 101	Schedule 13D/A

Preliminary Note

This filing, dated September 12, 2019 (this "Amendment"), amends and supplements the Schedule 13Ds initially filed on February 17, 2015 for each of Randall J. Garutti and Randall J. Garutti 2014 GST Trust dated 12/30/14 (as amended and supplemented to date, the "Schedule 13Ds") relating to shares of Class A common stock, $0.001 par value per share (the "A-Common"), of Shake Shack Inc. (the "Issuer"). Capitalized terms used in this Amendment and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13Ds.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13Ds is hereby amended and supplemented as follows:

On August 7, 2019, Randall J. Garutti and J.P. Morgan Securities LLC entered into a stock trading plan (the “August 2019 10b5-1 Plan”) designed to comply with Rule 10b5-1 of the Securities and Exchange Act of 1934, as amended, and the Issuer's insider trading compliance policy. Under the August 2019 10b5-1 Plan, Mr. Garutti may sell, beginning September 9, 2019, up to 150,000 shares of A-Common, which Mr. Garutti has the right to acquire through the exercise of vested outstanding stock options, through February 28, 2020, subject to the price, volume and other conditions set forth in the August 2019 10b5-1 Plan.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13Ds is amended and restated in its entirety as follows:

(a)-(b)

The aggregate percentage of shares of A-Common reported to be beneficially owned by the Reporting Persons is based upon a total of 33,631,106 shares of A-Common outstanding, which is the total number of shares of A-Common told by the Issuer to the Reporting Persons to be outstanding as of September 11, 2019.

At the close of business on September 11, 2019, the Reporting Persons may be deemed to beneficially own 815,541 shares of A-Common in the aggregate, constituting approximately 2.4% of the shares of A-Common outstanding, as set forth in further detail below:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
RANDALL J. GARUTTI(1)	815,541(3)	2.4%	759,569	55,972	759,569	55,972
RANDALL J. GARUTTI 2014 GST TRUST DATED 12/30/14(2)	55,972(4)	0.2%	—	55,972	—	55,972

(1)	Mr. Garutti disclaims beneficial ownership of the securities held by the Randall J. Garutti 2014 GST Trust dated 12/30/14.
(2)	Ronald Garutti, Jr., the brother of Randall J. Garutti, and Maria Garutti, the wife of Randall J. Garutti, are co-trustees of the Randall J. Garutti 2014 GST Trust dated 12/30/14.
(3)	Includes 17,518 shares of A-Common and 254,051 LLC Interests that may be exchanged for shares of A-Common at the election of Mr. Garutti.
(4)	Includes 55,972 LLC Interests that may be exchanged for shares of A-Common at the election of the Randall J. Garutti 2014 GST Trust dated 12/30/14.

CUSIP No. 819047 101	Schedule 13D/A

(c) The following table sets forth the transactions with respect to shares of A-Common by each of the Reporting Persons required to be reported pursuant to this Item 5(c).  Each day's sales comprised open market transactions made on that day, and the price per share reported for each sale is the weighted average sales price. The Reporting Person’s will provide upon request of the SEC staff the full information regarding the number of shares purchased or sold at each separate price.

Reporting Person	Date of Transaction	Number of Shares Acquired (A) or Disposed (D) of		Price per Share
RANDALL J. GARUTTI	July 26, 2019	37,523	(D)	$74.0509	(1)
RANDALL J. GARUTTI	July 26, 2019	12,377	(D)	$74.8172	(2)
RANDALL J. GARUTTI	July 26, 2019	100	(D)	$75.53	(3)
RANDALL J. GARUTTI	September 9, 2019	37,058	(D)	$102.6294	(4)
RANDALL J. GARUTTI	September 9, 2019	19,042	(D)	$103.3988	(5)
RANDALL J. GARUTTI	September 9, 2019	3,400	(D)	$104.4403	(6)
RANDALL J. GARUTTI	September 9, 2019	500	(D)	$105.2100	(7)

(1) The transaction was executed in multiple trades as prices ranging from $73.5050 to $74.5049.

(2) The transaction was executed in multiple trades as prices ranging from $74.5050 to $75.5049.

(3) The transaction was executed in multiple trades as prices ranging from $75.5050 to $75.5300.

(4) The transaction was executed in multiple trades as prices ranging from $102.0550 to $103.0549.

(5) The transaction was executed in multiple trades as prices ranging from $103.0550 to $104.0549.

(6) The transaction was executed in multiple trades as prices ranging from $104.0550 to $105.0549.

(7) The transaction was executed in multiple trades as prices ranging from $105.0550 to $105.2300.

(d)       None.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The disclosure under Item 4 relating to the August 2019 10b5-1 Plan is incorporated herein by reference. The description of the August 2019 10b5-1 Plan is qualified in its entirety by the copy of the August 2019 10b5-1 Plan filed as Exhibit 7.10, which is incorporated herein by reference.

Item 7

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit No.	Description
7.10	Sales Plan, adopted August 7, 2019, between Randall J. Garutti and J.P. Morgan Securities LLC

CUSIP No. 819047 101	Schedule 13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2019	By:	/s/ Ronald Palmese, Jr.
Ronald Palmese, Jr., Esq., Attorney-in-Fact for Randall J. Garutti

Dated: September 12, 2019	By:	/s/ Ronald Palmese, Jr.
Ronald Palmese, Jr., Esq., Attorney-in-Fact for Randall J. Garutti 2014 GST Trust dated 12/30/14